

August 14, 2013

<u>Via E-mail</u>
Edward J. DiMaria
Chief Financial Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, FL 33408

  Re: **Bankrate, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 1, 2013
     Form 10-Q for the Quarterly Period Ended June 30, 2013
     Filed August 8, 2013
     File No. 001-35206

Dear Mr. DiMaria:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 6. Selected Financial Data, page 33</u>

1. We note you reconcile Adjusted EBITDA to income from operations. Noting adjusted EBITDA makes adjustments for items that are not included in operating income, please explain why income from operations is considered the mostly directly comparable GAAP financial measure or revise to reconcile to net income. Refer to Question 103.02 of our Compliance and Disclosure Interpretation on Non-GAAP financial measures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Fiscal Year Ended December 31, 2012 Compared to Fiscal Year Ended December 31, 2011, page 44

2. You disclose that the increase in marketing expense is due to you incurring an " . . . additional $38.1 million in SEM expense to drive higher online revenue." Please expand your disclosure to provide more insight into the expenses incurred in the U.S. or other international markets and whether the increase in marketing expense is a trend expected to continue into the future.

Liquidity and Capital Resources, page 48

Operating Activities, page 49

3. Please revise your disclosure to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 9. Commitments and Contingencies, page 15

Legal Proceedings

4. We noted on May 13, 2013 The Law Offices of Todd M. Garber announced that it was investigating potential claims against Bankrate Inc. concerning possible violations of federal securities laws. Please explain in detail the nature of these claims and the extent you considered the guidance in ASC 450.

Certifications, Exhibits 31.1 and 31.2.

5. Your certifications should be exactly as set forth in Regulation S-K Item 601(b)(31). Please remove the references to the Officer's titles in the opening paragraphs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

cc: Ms. Powderly, Executive Office